TRILLION ENERGY PROVIDES OPERATIONAL UPDATE

April 8, 2024 - Vancouver, B.C. - Trillion Energy International Inc. ("**Trillion**" or the "**Company**") (CSE: TCF) (OTCQB: TRLEF) (Frankfurt: Z62) is pleased to provide this operational update for the SASB gas field.

Trillion is starting the SASB revitalization project now as all relevant equipment and supplies for the start of the operations arrive mid-April 2024. As mentioned previously a total of 49 metres of new gas pay will be perforated in Guluc-2, South Akcakoca-2, West Akcakoca-1 and Akcakoca-3 prior to the installation of the artificial gas lift (AL).

Shifting the start of the SASB revitalization project from the end of the 1st Qtr. to the beginning of the 2nd Qtr. was the result of "the only solution is the correct solution". Previously, the SASB AL program consisted of PCP pumps, ESP pumps and velocity strings. However, with new skilled personnel hired that has changed to predominantly velocity strings for step one and years down the road a water pump installed to prevent future water loading. A velocity string is just a smaller diameter production tubing, as currently the new wells have 4 ½" production tubing and the company will just thread 2 3/8" production tubing inside of the 4 ½" tubing.

Al Thorsen states:
"From my experience, velocity strings are the best solution at this stage of the gas producing wells as velocity strings are cheap to install, relatively simple to operate, have no moving parts and are well suited to high gas producing wells. These wells have large volumes of gas yet to produce and the velocity string is the first step, in the future 5 to 6 years from now when the wells have most of the gas produced, at that time PCP pumps or ESP will be installed to extend the gas producing life of the wells."

Installing velocity strings requires substantially less capital compared to installing PCPs and is much faster.

Further updates will be provided as SASB's gas production increases.

About the Company

Trillion Energy International Inc is focused on oil and natural gas production for Europe and Türkiye with natural gas assets in Türkiye. The Company is 49% owner of the SASB natural gas field, a Black Sea natural gas development and a 19.6% (except three wells with 9.8%) interest in the Cendere oil field. The Company has a farmin to earn_50% interest in 3 oil exploration blocks in S.E. Turkiye. More information may be found on www.sedar.com, and our website.

Contact
1-778-819-1585
e-mail: info@trillionenergy.com;
Website: www.trillionenergy.com

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain certain forward-looking information and statements, including without limitation, statements pertaining to the Company's ability to obtain regulatory approval of the executive officer and director appointments. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. Trillion does not undertake to update any forward-looking information except in accordance with applicable securities laws.

These statements are no guarantee of future performance and are subject to certain risks, uncertainties, delay, change of strategy, and assumptions that are difficult to predict and which may change over time. Accordingly, actual results and strategies could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. These factors include unforeseen securities regulatory challenges, COVID, oil and gas price fluctuations, operational and geological risks, changes in capital raising strategies, the ability of the Company to raise necessary funds for development; the outcome of commercial negotiations; changes in technical or operating conditions; the cost of extracting gas and oil may increase and be too costly so that it is uneconomic and not profitable to do so and other factors discussed from time to time in the Company's filings on www.sedar.com, including the most recently filed Annual Report on Form 20-F and subsequent filings. For a full summary of our oil and gas reserves information for Turkey, please refer to our Forms F-1,2,3 51-101 filed on www.sedar.com, and or request a copy of our reserves report effective December 31, 2022 and updated January 31 2023.